16004153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
1/18/16

Received SEC
MAR 16 2016
Washington, DC 20549

March 16, 2016

Thomas S. Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-16-16

Re: CVS Health Corporation
Incoming letter dated January 18, 2016

Dear Mr. Moffatt:

This is in response to your letter dated January 18, 2016 concerning the shareholder proposal submitted to CVS Health by Zevin Asset Management, LLC on behalf of the Claire L. Bateman 1991 Trust. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

March 16, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Health Corporation
Incoming letter dated January 18, 2016

The proposal requests that the compensation committee initiate a review of the company's executive compensation policies and make available upon request a summary report of that review that contains the information specified in the proposal.

We are unable to concur in your view that CVS Health may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that CVS Health may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CVS Health may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on senior executive compensation and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that CVS Health may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that CVS Health may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that CVS Health's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that CVS Health may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CVS Health

Thomas S. Moffatt
Vice President, Asst. Secretary &
Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

January 18, 2016

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
(Via e-mail: shareholderproposals@sec.gov)

**Re: CVS Health Corporation
Shareholder Proposal of the
Claire L. Bateman 1991 Trust**

Ladies and Gentlemen:

CVS Health Corporation, a Delaware corporation (the "**Company**"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is filing this letter with respect to the shareholder proposal and supporting statement (the "**Proposal**") submitted by Zevin Asset Management, LLC on behalf of the Claire L. Bateman 1991 Trust (the Claire L. Bateman 1991 Trust, the "**Proponent**") in a letter dated November 25, 2015. The Proponent seeks inclusion of the Proposal in the proxy materials that the Company intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "**2016 Proxy Materials**"). A copy of the Proposal and all related correspondence with the Proponent are attached hereto as Exhibit A. The Company hereby requests confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend enforcement action if, in reliance on Rule 14a-8 of the Exchange Act, the Company omits the Proposal from its 2016 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") no later than 80 days before the Company files its definitive 2016 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D, *Shareholder Proposals* (Nov. 7, 2008), this letter is being submitted to the Commission via e-mail to shareholderproposals@sec.gov.

Rule 14a-8(k) and Section E of Staff Legal Bulletin 14D provide that shareholder proponents are required to send companies a copy of any correspondence the Proponent elects to submit to the Commission or the staff of its Division of Corporation Finance. Accordingly, we are hereby informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the Company.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2016 Proxy

Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper.

I. The Proposal

The Proposal states: "Shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2016 (omitting confidential information and processed at a reasonable cost). We request that the report include: 1) a comparison of the total compensation package of senior executives and our employees' median wage (including benefits) in the United States in July 2006, July 2011 and July 2016; 2) an analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend; 3) an evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) should be modified to be kept within boundaries, such as that articulated in the Excessive Pay Shareholder Approval Act; and 4) an explanation of whether sizeable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to more reasonable and justifiable levels and how the Company will monitor this comparison annually in the future."

II. Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from the 2016 Proxy Materials under Rule 14a-8(i)(10), Rule 14a-8(i)(7) and Rule 14a-8(i)(3) because (1) it has been substantially implemented, (2) it deals with a matter relating to the Company's ordinary business operations (compensation of employees generally) and (3) it is misleading in that it is vague and indefinite and the supporting statement contains potentially misleading statements.

A. The Proposal is Excludable under Rule 14a-8(i)(10) Because It has been Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company has already substantially implemented the proposal. According to the Commission, for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The Commission has stated that:

> "[i]n the past, the Staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." *Exchange Act Release No. 34-20091* (Aug. 16, 1983); *see also Exchange Act Release No. 34-40018* (May 21, 1998) at n.30 (the "**1998 Release**").

Under the "substantially implemented" standard, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In essence, "substantial implementation" under Rule 14a-8(i)(10) requires that a company's actions to have satisfactorily addressed both the proposal's underlying concerns and objective. Rule 14a-8(i)(10) permits exclusion of a proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the proponent. Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See Exchange Act Release No. 34-20091*. The Staff has consistently taken the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and therefore, can be excluded under Rule 14a-8(i)(10). *See Symantec Corporation* (June 3, 2010) (excluding a proposal regarding the process of director elections on the grounds that it was substantially implemented); *Bank of America Corp.* (Jan. 4, 2008) (excluding a proposal requesting that the company adopt a detailed succession planning policy and produce a corresponding report on the grounds that it was substantially implemented, despite the fact that it was not implemented exactly as the proposal requested); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007) (excluding a proposal related to declassification of the company's board when, through other company actions, the essential objectives of the proposal were satisfied); *AutoNation Inc.* (Feb. 10, 2004) (excluding a proposal related to poison pills on the grounds that it was substantially implemented although not implemented completely as requested in the proposal); and *AMR Corporation* (Apr. 17, 2000) (excluding a proposal related to independent directors serving on certain committees on the grounds that it was substantially implemented).

Here, the Proposal calls for the Company to "initiate a review of [its] executive compensation policies and make available, upon request, a summary report of that review." However, the Company's management, along with the Management Planning and Development Committee of the Company's Board of Directors (the "**Board**"), already reviews the Company's executive compensation policies, as described in the Compensation Discussion and Analysis (the "**CD&A**") contained in the Company's annual proxy statement. Item 402 of Regulation S-K requires that the CD&A "explain all material elements" of the Company's compensation policies for its most senior executives. The CD&A explains the Company's compensation decision-making process, components and goals, and provides quantitative data that allows readers to assess year-to-year compensation trends. The CD&A also addresses why and how compensation programs for executives are modified from year to year, which is duplicative of the third and fourth prongs of the report requested by the Proposal (which request that the report include "an evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) should be modified to be kept within boundaries, such as that articulated in the Excessive Pay Shareholder Approval Act" and "an explanation of whether sizeable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to more reasonable and justifiable levels and how the Company will monitor this comparison annually in the future," respectively).

Moreover, the compensation ratio suggested by the Proposal is akin to the pay ratio disclosure that the Company will be required to provide under the Commission's Release Nos. 33-9877 and 34-75610 (the "**Final Pay Ratio Rules**") commencing with the first full fiscal year beginning on or after January 1, 2017. The Final Pay Ratio Rules will require issuers to disclose (A) the median of the annual total compensation of all employees of the issuer, except the principal executive officer (the "**Median Compensation**"; (B) the annual total compensation of the principal executive officer the "**PEO Compensation**"); and (C) the ratio of the Median Compensation to the PEO Compensation. Comment letters from proponents of the Final Pay Ratio Rules illustrate how they focus attention on the widening gap between executive and non-executive pay levels, which is also the intention of the Proponents. *See, e.g., Letters to the Commission from Americans for Financial Reform (*Mar. 23, 2011) *and the AFL-CIO* (Dec. 2, 2013). The Commission's 294-page final release articulating the Final Pay Ratio Rules reflects the significant level of effort that went into articulating an appropriate and useful measure of disclosure regarding pay ratio, as well as recognizing the non-trivial amount of work required of issuers to adequately consider and prepare such disclosure given the time table for implementation of the Final Pay Ratio Rules. While we recognize that the Proposal differs from the requirements of the Final Pay Ratio Rules as to certain details, the Proposal could be interpreted as requiring analysis that is primarily repetitive of that which the Final Pay Ratio Rules require. In that case, implementation of the Proposal would involve substantially duplicative efforts to those to be undertaken by the Company pursuant to the Final Pay Ratio Rules. Thus, for the aforementioned reasons, the Proposal is excludable under Rule 14a-8(i)(10).

B. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because It Involves Matters that Relate to the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that "are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *See the 1998 Release.* In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

i. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Relates to General Employee Compensation

The Commission has stated that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The Staff has repeatedly permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues. *Staff Legal Bulletin No. 14A* (July 12, 2002) ("**SLB 14A**"). In SLB 14A, the Staff stated that "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)...".

In recent years, the Staff has concurred in the exclusion, under Rule 14a-8(i)(7), of proposals that are similar to the Proposal at issue requesting the provision of reports comparing the total compensation of executives to the median wage of a company's other employees in three different years, each five years apart, on the grounds that they relate to general compensation matters and thus to ordinary business operations. *Kohl's Corporation* (Feb. 27, 2015) (concurring in the exclusion of a proposal nearly identical to the Proposal that requested that Kohl's compensation committee "initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) a comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015 and; 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced"); *Yum! Brands, Inc.* (Feb. 24, 2015) (concurring in the exclusion of a proposal requesting a report nearly identical to that requested by the Proposal and by the proposal at issue in the Kohl's Corporation Feb. 27, 2015 No Action Letter); *Verizon Communications, Inc.* (Feb. 23, 2015) (concurring in the exclusion of a proposal requesting a report nearly identical to that requested by the Proposal and by the proposal at issue in the Kohl's Corporation Feb. 27, 2015 No Action Letter).

In this case, the Proposal requests that the Company prepare a report comparing the compensation of "senior executives" to the median wage of Company employees. It also requires an explanation as to whether layoffs of employees generally, or the level of compensation paid to the Company's lowest-paid employees, would justify a reduction in executive compensation. Thus, the Proposal is clearly not limited in scope to the compensation of the senior-most executive officers of the Company as the requested report and analysis focuses on comparing executive compensation to that of employees generally, and on the effects of executive compensation on the compensation and employment of the remainder of the Company's employees. In essence, the Proposal could reasonably be read as seeking a shareholder vote on the appropriateness of wage levels for non-executive employees, as employee pay is a major focus of the Proposal.

In sum, employee pay, rather than executive compensation, appears to be the primary focus of the Proposal. Contrary to the Proposal's implications, the relationship between executive compensation and non-executive pay are not linked in any meaningful way. Adjustments to non-executive pay, should the Company deem them appropriate, would not necessitate reductions to executive compensation. As such, the Proposal is asking shareholders to vote on a matter relating to general employee compensation – an outcome that the Staff has consistently prohibited. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's general employee compensation and therefore to ordinary business matters.

ii. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because it Seeks to Micro-Manage the Company's Board of Directors and Management

Furthermore, the Proposal also seeks to micro-manage the decisions of the Board and the Company's management by setting an arbitrary deadline of October 2016 for completion of the requested report. The Commission noted in the 1998 Release that consideration should be given to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See the 1998 Release.* Further, the Commission has explained that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their "lack of business expertise and their lack of intimate knowledge of the issuer's business." *See Exchange Act Release No. 12999 (Nov. 22, 1976).*

In setting an arbitrary deadline, it appears that the Proponent has not considered the feasibility or practicability of conducting the compensation review and analysis that it requests, and preparing the corresponding report, by the deadline of approximately five months after the 2016 annual meeting. Further, setting arbitrary deadlines reflects a lack of understanding of how the Company functions in that it does not consider what other and more pressing topics may be at the forefront of the Board's agenda for the months immediately following the 2016 annual meeting. Forcing the Board to conduct a comprehensive compensation review and prepare a summary report by the stated deadline would detract from the Board's ability to perform its day-to-day business and to prioritize what it considers more pressing issues facing the Company. Thus, in setting an arbitrary deadline, the Proposal seeks to micro-manage Board and Company management, and is therefore excludable as related to ordinary business matters.

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Rule 14a-8(i)(7).

C. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Misleading in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). We believe that the Proposal is excludable under Rule 14a-8(i)(3) for the various reasons set forth below.

i. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of the Vagueness of its Resolution

As noted above, the resolution in the Proposal requests a report concerning the Company's executive compensation policies. Reports could be produced that are complete in all material respects, including those which the Proponent requests be included, but still materially differ. It is easy to envision that the Company's implementation of the Proposal as drafted would be significantly different from the actions envisioned by the shareholders voting on the Proposal, even if the report included the requested information.

ii. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of its Failure to Define Key Terms

The Staff consistently has permitted the exclusion of shareholder proposals when such proposals have failed to define certain terms necessary to implement them or where the meaning and application of key terms or standards under the proposal could be subject to differing interpretations. In *Pfizer Inc.* (Dec. 22, 2014), for example, the Staff allowed exclusion of a proposal as vague and indefinite where the proposal requested a policy that the chairman be an independent director whose only "nontrivial professional, familial or financial connection to the company or its CEO is the directorship." *See also The Boeing Company* (Mar. 2, 2011) (allowing exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" without explaining the meaning of the phrase); *General Motors Corp.* (Mar. 26, 2009) (concurring with the exclusion of a proposal to "eliminate all incentives for the CEO and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable).

Several of the Proposal's key terms are not defined and are so vague and indefinite that the shareholders and the Company would not be able to determine with reasonable certainty what actions or measures the Proposal requires. As a result, the Company and the shareholders may reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

- "Senior Executive" – The Proposal is vague with respect to its subject matter because it asks the Company to prepare a report that evaluates the "total compensation package of senior executives." Absent additional clarification, it is not clear which roles the Company should consider to be "senior executives." The Proposal could be interpreted to require that the report apply only to named executive officers of the Company in accordance with Regulation S-K, Item 402(a)(3) (17 C.F.R. § 229.402(a)(3)), to the executive officers as defined under Rule 3b-7 of the Exchange Act or to all employees at or above a certain undefined seniority level. Alternatively, the report could be limited to employees whose compensation is set by the Company's board of directors or to employees whose compensation is above a certain threshold. The lack of definition of this key element of the Proposal makes it inherently unclear.

- "Total Compensation Package" – The Proposal also requests that the report consider the senior executives' "total compensation package," but does not provide clarity as to the different elements of compensation to be recognized for this purpose or how such elements should be valued. The Proposal notes, in its first requested component of the report, that "benefits" should be considered, although it is not clear what is meant by "benefits," and whether they should be considered with respect to the "total compensation packages" of "senior executives" or just to the "employees' median wage." In its third requested component of the report, the Proposal attempts to provide clarification of the term "executive compensation packages," but this does not clarify the meaning of "total compensation package" in the first component. Even if the term "executive compensation package" provided clarification as to the components of a "total compensation package," the description of "executive compensation package" provides no guidance as to how the components thereof should be valued. With respect to the term "total compensation package," the Proposal gives no guidance as to how and when to value the various types of incentive awards, welfare benefits, fringe benefits, deferred compensation and other similar items of income that may or may not be encompassed by the term.

- "Employees" – The Proposal requires evaluation of the compensation of "employees," but does not clarify who should be included in this group. For example, it is unclear whether the relevant group should be deemed to include full-time employees only, both full- and part-time employees, seasonal employees, temporary employees or any combination thereof.

- "Median" – The Proposal does not clarify what it means by the "median" wage. It is possible that the Proposal would require the "median" wage to be ascertained in the same manner as under Section 953(b) of the Dodd-Frank Act, as explained in the Final Pay Ratio Rules. It is also possible, however, that the Proposal refers to an entirely different and unarticulated formulation of "median."

- "Wage" – As with the term "total compensation package," the Proposal's use of the term "wage" is confusing because the Proposal does not clarify whether "wage" should be limited to fixed cash salary or hourly pay, or if it should include commissions or accrued vacation. The Proposal indicates that "benefits" should be included, but does not indicate which benefits or how they or other components of "wages" should be valued.

- "Boundaries" – The Proposal requests consideration of whether the Company's executive compensation should be kept within "boundaries." It does not, however, provide any color as to what exact boundaries should be used other than a suggested reference to the Excessive Pay Shareholder Approval Act (which itself is an undefined term). A "boundary" could be deemed to refer to a limit on a dollar value of compensation, limitations on particular types of compensation, implementation of certain unarticulated metrics to be used in determining an amount of compensation or a combination of any of these interpretations.

- "Sizeable" – The Proposal requests consideration of whether "sizeable" layoffs would justify reduction in executive compensation. However, the Proposal does not explain what magnitude a layoff must reach to be considered "sizeable." The term could be deemed to refer to layoffs that are Company-wide, or within a particular division. It could be deemed to refer to a layoff of a particular percentage of the Company's workforce, or to an elimination of a set number of jobs.

- "Lowest Paid Workers" – The Proposal requests that the report also consider whether the compensation of the Company's "lowest paid workers" might justify reduction of executive compensation. It does not, however, explain who the "lowest paid workers" are. A category such as this should be given a percentage or numerical limit, and should contain an explanation as to what employees count in the calculation (full-time employees, part-time employees, temporary employees, seasonal employees, etc.).

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Rule 14a-8(i)(3).

III. Conclusion

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2016 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action in connection with such omission. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Thomas S. Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel - Corporate Services

Attachments

cc w/ att: Sonia Kowal, President, Zevin Asset Management
Stephen T. Giove, Shearman & Sterling LLP
Doreen E. Lilienfeld, Shearman & Sterling LLP

CVS HEALTH CORPORATION

PROPOSAL OF CLAIRE L. BATEMAN 1991 TRUST

EXHIBIT A

Proposal and Related Correspondence

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 25, 2015

RECEIVED
NOV 27 2015
LEGAL DEPT

Corporate Secretary
CVS Health Corporation
One CVS Drive, MC 1160,
Woonsocket, RI 02895

Dear Corporate Secretary:

Enclosed please find our letter filing the attached shareholder proposal executive pay to be included in the proxy statement of CVS Health Corporation (the "Company") for its 2016 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management is filing on behalf of one of our clients, the Claire L Bateman 1991 Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 200 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders. A letter verifying ownership of CVS shares from our client's custodian is being sent under separate cover.

Zevin Asset Management is primary filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal

Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

TOP EXECUTIVES' PAY

WHEREAS, Recent events have increased concerns about the extraordinarily high levels of executive compensation at many U.S. corporations. Concerns about the structure of executive compensation packages have also intensified, with some suggesting compensation systems incentivize excessive risk-taking.

In a *Forbes* article on Wall Street pay, the director of the Program on Corporate Governance at Harvard Law School noted that "compensation policies will prove to be quite costly—excessively costly—to shareholders." Another study by Glass Lewis & Co. declared that compensation packages for the most highly paid U.S. executives "have been so over-the top that they have skewed the standards for what's reasonable." That study also found CEO pay may be high even when performance is mediocre or dismal.

On July 25, 2015, *The New York Times* featured an extended front-page article entitled: "Pay Gap Widening as Top Workers Reap the Raises." Later, a September 5, 2015 article in the same paper ("Low-Income Workers See Biggest Drop in Paychecks") showed the decline in real wages 2009-2014 for the lowest-paid quintile was -5.7% while that of the highest-paid quintile was less than half of that: -2.6%.

A September 2015 *Harvard Business Review* piece noted that a recent global study found that CEO-to-worker pay ratio in most countries is "at least 50 to one," but "in the United States it's 354 to one."

Commenting on "the momentum to rein in runaway pay," a May 16, 2015 piece in *The New York Times* ("For the Highest-Paid C.E.O.s the Party Goes On") commented: "Dodd-Frank introduced new say-on-pay measures, allowing shareholders to express their discontent. The Securities and Exchange Commission is developing rules that would require companies to reveal the ratio of the chief executive's pay to that of average workers. And last month, the S.E.C. proposed requiring companies to disclose how performance affects executive pay."

RESOLVED: Shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a summary report of that review by October 1, 2016 (omitting confidential information and processed at a reasonable cost). We request that the report include: 1) A comparison of the total compensation package of senior executives and our employees' median wage (including benefits) in the United States in July 2006, July 2011 and July 2016; 2) an analysis of changes in the relative size of the gap and an analysis and rationale justifying this trend; 3) an evaluation of whether our senior executive compensation packages (including, but not limited to, options, benefits, perks, loans and retirement agreements) should be modified to be kept within boundaries, such as that articulated in the Excessive Pay Shareholder Approval Act; and 4) an explanation of whether sizable layoffs or the level of pay of our lowest paid workers should result in an adjustment of senior executive pay to more reasonable and justifiable levels and how the Company will monitor this comparison annually in the future.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 27, 2015

Corporate Secretary
CVS Health Corporation
One CVS Drive, MC 1160,
Woonsocket, RI 02895

To Whom It May Concern:

Please find attached Charles Schwab & Co., Inc's custodial proof of ownership statement of CVS Healthcare Corporation (CVS) stock from the Clare L. Bateman 1991 Trust. Zevin Asset Management, LLC is the investment advisor to the Clare L. Bateman 1991 Trust and co-filed a share holder resolution on the Trust's behalf.

This letter serves as confirmation that the Clare L. Bateman 1991 Trust is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

charles SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 27, 2015

Sonia Kowal
11 Beacon Street Suite 1125
Boston, MA 02108
(617) 742-6666

Re: Claire L Bateman 1991 Trust
Account *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 200 shares of CVS Healthcare Corporation (CVS) Stock. These 200 shares have been held in this account continuously for at least one year prior to November 27, 2015

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co. Inc.

Sincerely,

Marina Beckler
Relationship Specialist
Schwab Advisor Services